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[ELRON ELECTRONIC INDUSTRIES LTD. LOGO]




                             -FOR IMMEDIATE RELEASE-

          Elron Files Schedule 14D-9 in response to Discount Investment
                   Cash Tender Offer for Certain Elron Shares

Tel Aviv, October 31, 2006 - Elron Electronic Industries Ltd. (NASDAQ & TASE:ELRN) announced today that it has filed a Schedule 14D-9 Solicitation/Recommendation Statement with the Securities and Exchange Commission ("SEC"), as required by the SEC's rules, in response to an unsolicited tender offer (the "Offer") by its principal shareholder Discount Investment Corporation ("DIC"), to purchase up to 4,440,000 ordinary shares of Elron for $12.00 per share. The terms and conditions of the Offer are set forth in an Offer to Purchase and the related Letter of Transmittal (collectively, the "Offer to Purchase") filed with the SEC and the Israeli Securities Authority ("ISA") by DIC on October 25, 2006.

The Board of Directors has determined not to make any recommendation to Elron's shareholders as to whether they should tender their shares in the Offer. Among other reasons set forth in Elron's Schedule 14D-9 Solicitation/Recommendation Statement, Elron believes that a shareholder's decision on whether or not to tender shares in the Offer and, if so, how many shares to tender, is a personal investment decision based upon each individual shareholder's particular circumstances. Elron believes that each shareholder should review the Offer, consult with such holder's financial and tax advisors and make an independent determination.


This press release is neither an offer to purchase nor a solicitation of an offer to sell securities of Elron Electronic Industries Ltd. Shareholders are advised to make their own decisions on whether to tender their shares and accept the Offer, based on all of the available information, including the factors considered by the Board of Directors described in Elron's Schedule 14D-9, filed today with the SEC and the ISA. The Schedule 14D-9 and the Offer to Purchase contain important information that should be read carefully before any decision is made with respect to whether to tender in the Offer. Elron urges each shareholder to read the factors considered by it in the Schedule 14D-9, as well as the Offer to Purchase, prior to making any decision regarding the Offer. The tender offer materials, the Solicitation/Recommendation Statement and other filed documents will be available at no charge on the SEC's website at http://www.sec.gov and on the ISA's website at http://www.magna.isa.gov.il, and will also be made available without charge to all shareholders by contacting MacKenzie Partners, Inc., the information agent for the tender offer, at (212) 929-5500 or toll free (800) 322-2885.

Elron Electronic Industries Ltd., a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits senior management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, semiconductors and clean technology. For further information, please visit www.elron.com





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[ELRON ELECTRONIC INDUSTRIES LTD. LOGO]

Company Contact:

Rinat Remler, Vice President & CFO

Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net


(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.)